Exhibit 11
Statements Re: Computation Of Per Share Earnings

	Three months ended June 30,		Six months ended June 30,
(In millions)	2008	2007	2008	2007

Numerator:
Net income—basic and diluted	$63	$351	$21	$545

Denominator:
Weighted-average common shares outstanding	164,530,659	171,712,547	163,921,532	172,178,180
Effect of stock based awards	513,804	1,711,025	679,930	1,693,432

Adjusted weighted-average shares	165,044,463	173,423,572	164,601,462	173,871,612

Earnings per share:
Basic	$0.38	$2.04	$0.13	$3.16
Diluted	0.38	2.02	0.13	3.13

Number of anti-dilutive stock based awards	6,492,284	1,889,148	5,417,396	2,088,248
Exercise price of anti-dilutive stock based awards	$34.96-45.26	$44.79-45.26	$36.41-45.26	$44.79-45.26
Certain stock-based compensation awards were not included in the computation of diluted earnings per share for the three- and six-month periods ended June 30, 2008 and 2007, since inclusion of these awards would have anti-dilutive effects.